                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1999

                  ROCKWELL EMPLOYEE SAVINGS AND INVESTMENT PLAN
                        FOR REPRESENTED HOURLY EMPLOYEES

                       ROCKWELL INTERNATIONAL CORPORATION
                      777 East Wisconsin Avenue, Suite 1400
                           Milwaukee, Wisconsin 53202

ROCKWELL EMPLOYEE SAVINGS AND INVESTMENT
PLAN FOR REPRESENTED HOURLY EMPLOYEES

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                               PAGE NO.
                                                                                                               --------
INDEPENDENT AUDITORS' REPORT                                                                                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     December 31, 1999 and 1998                                                                                   2

   Statements of Changes in Net Assets Available for Benefits for the Years
     Ended December 31, 1999 and 1998                                                                             3

   Notes to Financial Statements                                                                                  4

SUPPLEMENTAL SCHEDULE:

   Schedule of Assets Held for Investment Purposes at End of Year                                                 9
   December 31, 1999

SIGNATURE                                                                                                       S-1

EXHIBIT:

   Independent Auditors' Consent                                                                                S-2

INDEPENDENT AUDITORS' REPORT

To the Rockwell Employee Savings and Investment Plan for
  Represented Hourly Employees and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Rockwell Employee Savings and Investment Plan for Represented Hourly Employees (formerly Allen-Bradley Savings and Investment Plan for Represented Hourly Employees) (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as of December 31, 1999 listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Milwaukee, Wisconsin
June 23, 2000

ROCKWELL EMPLOYEE SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                              1999               1998
                                           -----------        -----------
INVESTMENTS:
  Master Defined Contribution Trust        $30,595,044        $30,514,887
  Loan fund                                    573,269            564,219
                                           -----------        -----------

           Total investments                31,168,313         31,079,106
                                           -----------        -----------

RECEIVABLES:
  Interest and Dividends                       105,160                 43
                                           -----------        -----------

           Total receivables                   105,160                 43
                                           -----------        -----------

TOTAL NET ASSETS AVAILABLE
  FOR BENEFITS                             $31,273,473        $31,079,149
                                           ===========        ===========

See notes to financial statements.

ROCKWELL EMPLOYEE SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                 1999                 1998
                                                             ------------         ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                          $ 31,079,149         $ 26,550,863
                                                             ------------         ------------

INCOME:
  Earnings from investments:
    Net earnings in Master Defined Contribution Trust           3,055,485            1,985,638
    Interest                                                       47,654               37,670
                                                             ------------         ------------

           Total earnings from investments                      3,103,139            2,023,308

  Contributions:
    Employer                                                    1,033,529            1,004,399
    Employee                                                    3,499,904            3,364,866
                                                             ------------         ------------

           Total contributions                                  4,533,433            4,369,265
                                                             ------------         ------------

           Total income                                         7,636,572            6,392,573
                                                             ------------         ------------

EXPENSES:
  Payments to participants or beneficiaries                     4,780,380            1,850,389
                                                             ------------         ------------

NET INCOME                                                      2,856,192            4,542,184
                                                             ------------         ------------

NET TRANSFERS FROM THE PLAN                                    (2,661,868)             (13,898)
                                                             ------------         ------------

NET INCREASE                                                      194,324            4,528,286
                                                             ------------         ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                $ 31,273,473         $ 31,079,149
                                                             ============         ============

See notes to financial statements.

ROCKWELL EMPLOYEE SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following brief description of the Rockwell Employee Savings and Investment Plan for Represented Hourly Employees (formerly Allen-Bradley Savings and Investment Plan for Represented Hourly Employees) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     a. General - The Plan is a defined contribution savings plan covering all represented hourly employees of Rockwell International Corporation and its subsidiaries ("Rockwell") who elect to participate in the Plan and who are employees at a Rockwell location to which participation has been extended. The Central Retirement Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. is the trustee of the Plan. The assets of the Plan are managed by the trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). See Note 5 which describes changes to the Plan.

          Participants in the Plan may invest in any of the following investment funds:

               Diversified Fund - Invests principally in common stocks and convertible securities.

               Aggregate Bond Index Fund - Invests in fixed income securities included in the Lehman Brothers Aggregate Bond Index.

               Stable Value Fund - Invests in insurance contracts and fixed income securities.

               Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell but may hold Rockwell common stock and cash.

          Other funds of the Plan include:

               Stock Fund F - Holds the common stock of Meritor Automotive, Inc. ("Meritor").

               Stock Fund H - Holds the common stock of Conexant Systems, Inc. ("Conexant"). See Note 5.

               Loan Fund - Represents outstanding participant loan balances.

          Stock Funds F and H are closed to any additional employee contributions. Additionally, there are special rules regarding distribution from such funds. Any dividends received on behalf of these funds are paid to the Stable Value Fund.

     b. Participation - The Plan provides that eligible employees electing to become participants may contribute pre-tax up to a maximum of 9% of base compensation for non-highly compensated participants and 8% of base compensation for highly-compensated participants, as defined in the Plan document. In addition, participants may contribute up to an additional 5% post tax. Rockwell contributes out of its current or accumulated earnings and profits, but not otherwise, an amount equal to 50% of the total amount of a participant contribution provided that such amount shall not exceed an amount equal to 5% of compensation. Rockwell contributions are made to the Stable Value Fund.

     c. Investment Elections - Participants may elect to have participant contributions made to any of the funds indicated in Note 1.a. that are available to participant contributions in 5% increments among any or all of these funds. Participants may change such investment elections once every calendar quarter.

     d. Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell common stock held in Stock Fund B. The participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

     e. Vesting - Each participant is fully vested at all times in the portion of a participant's account that relates to the participant's contributions and earnings thereon. Vesting in the Rockwell contribution portion of a participant's account plus actual earnings thereon is based on the vesting schedule as described in the Plan document. A participant is 100% vested after 60 months of vested service.

     f. Loans - A participant may obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account. Loans are secured by the balance in the participant's account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full after a minimum of 12 months. Payments of principal and interest are credited to the participant's account. Participants may have only one outstanding loan at a time.

     g. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell's contributions to the Plan. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan document, the participant's account will be restored.

     h. Plan Terminations - Although Rockwell has not expressed any current intent to terminate the Plan, Rockwell has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by Rockwell are discontinued, each participant's employer contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

     i. Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

          Upon termination of employment, participants may elect to receive the vested portion of their account balance (employee and employer contributions), in the form of a lump sum.

          Upon retirement, participants may elect to receive the vested portion of their account balance (employee and employer contributions) in the form of a lump sum or in annual installment payments up to 10 years.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value. See Note 3. The loan fund is stated at cost which approximates fair value.

     b. Expenses - Plan fees and expenses are paid by the trustee from plan assets. Fees and expenses in connection with the provision of administrative services by external service providers are paid by Rockwell.

     c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

3.   MASTER DEFINED CONTRIBUTION TRUST

     At December 31, 1999 and 1998, with the exception of the participant loan fund, all of the Plan's investment assets were held in a Master Defined Contribution Trust ("Master Trust"), at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net gain of the investment accounts to the various participating plans.

     The investment accounts of the Master Trust are valued at fair value at the end of each day. If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The investment funds held by the Master Trust are discussed in Note 1.

     The net gain or loss of the accounts for each day is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 1999 and 1998 are summarized as follows:

                                                          1999                  1998
                                                    --------------        --------------
Cash and equivalents                                $   57,771,160        $   74,351,351
U.S. Government securities                                      --            20,395,583
Corporate bonds and debentures                          42,402,523           135,081,333
Common stocks                                        4,428,191,177         2,852,241,039
Mutual Funds                                           503,123,568                    --
Stable Value Fund                                      547,797,792                    --
Guaranteed investment contracts                        147,012,701           406,115,361
Accrued income                                           4,091,896             4,125,316
                                                    --------------        --------------

           Net assets available for benefits        $5,730,390,817        $3,492,309,983
                                                    ==============        ==============

The net earnings (loss) of the Master Trust for the years ended December 31, 1999 and 1998 are summarized as follows:

                                                     1999                      1998
                                               ---------------         ---------------
Interest                                       $    49,441,701         $    38,579,864
Dividends                                           57,083,001              58,366,753
Net appreciation (depreciation) in fair
value of investments:
  U.S. Government securities                          (375,707)                407,560
  Corporate bonds and debentures                    (1,899,587)               (625,459)
  Common stocks                                  2,074,314,661            (103,309,401)
  Mutual funds                                     151,108,840                      --
  Other                                               (392,165)                     --
                                               ---------------         ---------------

           Net earnings (loss)                 $ 2,329,280,744         $    (6,580,683)
                                               ===============         ===============

     The Plan's interest in the total Master Trust, as a percentage of net assets held of the Master Trust, was less than 1% at both December 31, 1999 and 1998. While the Plan participates in the Master Trust, the portfolio of investments is not ratable between the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation and net depreciation in 1999 and 1998, respectively.

4.   TAX STATUS

     The Plan obtained its latest determination letter in 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. Rockwell believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1999. Therefore, no provision for income taxes is included in the Plan's financial statements.

5.   CHANGES IN THE PLAN

     On December 31, 1998, Rockwell spun-off its Semiconductor Systems business into an independent, publicly held company, Conexant Systems, Inc. ("Conexant"), and distributed all of the outstanding shares of common stock of Conexant to holders of Rockwell common stock. As a result of this distribution, the Plan received one share of Conexant common stock for every two shares of Rockwell common stock held by Stock Fund B as of the distribution date. The Conexant shares were received on January 4, 1999 by Stock Fund H, which was established as of the December 31, 1998 distribution date. Upon distribution, the value of each Conexant share was approximately $16.75, which was twice the amount of the approximate $8.37 decline in the value of each Rockwell share at that same time. As such, based on the distributing allocation of the shares (one share for every two Rockwell shares held), the distribution of Conexant shares had no impact on Plan participant account balance. Participants may elect to transfer all or a portion of their account balance in Stock Fund H to other investment funds within the Plan. Special rules apply on which funds are available for transfer.

     Effective January 1, 1999, the plan name was changed from the Allen-Bradley Savings and Investment Plan for Represented Hourly Employees to the Rockwell Employee Savings and Investment Plan for Represented Hourly Employees.

     Participants should refer to the Plan document for more complete information regarding changes in the Plan.

                                   * * * * * *

ROCKWELL EMPLOYEE SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR DECEMBER 31, 1999
--------------------------------------------------------------------------------

COLUMN A           COLUMN B                       COLUMN C                 COLUMN D       COLUMN E

                                        DESCRIPTION OF INVESTMENT,
             IDENTITY OF ISSUER,        INCLUDING COLLATERAL, RATE
             BORROWER, LESSOR OR        OF INTEREST, MATURITY DATE,                        CURRENT
                SIMILAR PARTY                                                COST           VALUE
--------     --------------------       ---------------------------      ------------    ------------

    *        Wells Fargo, N.A.          Master Defined
                                        Contribution Trust               $ 28,551,593    $ 30,595,044

    *        Various Participants       Participant Loans; prime
                                        plus 1%, due 2000
                                        to 2009                               573,269         573,269
                                                                         ------------    ------------

             Total investments                                           $ 29,124,862    $ 31,168,313
                                                                         ============    ============


* Party-in-interest.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.

ROCKWELL EMPLOYEE SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES



By
   --------------------------------------
   Alfred J. Spigarelli
   Plan Administrator


Date:  June 23, 2000

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-17405 of Rockwell International Corporation on Form S-8 and the Prospectus related thereto of our report dated June 23, 2000, appearing in this Annual Report on Form 11-K of the Rockwell Employee Savings and Investment Plan for Represented Hourly Employees for the year ended December 31, 1999.

Deloitte & Touche, LLP
Milwaukee, Wisconsin
June 23, 2000


                                       S-2